UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2022

Commission File Number: 001-39738

UCOMMUNE INTERNATIONAL LTD
(Exact name of registrant as specified in its charter)

Floor 8, Tower D
No. 2 Guang Hua Road
Chaoyang District, Beijing
People’s Republic of China, 100026
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Amendment to Securities Purchase Agreement, Debenture and Warrants

On January 26, 2022, Ucommune International Ltd (the “Company” or “we”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with JAK Opportunities LLC (the “Purchaser”) for the offering of a 3,000,000 principal amount 8% senior convertible debenture (the “Debenture”), a warrant (the “Series A Warrant”) to purchase 3,750,000 Class A Ordinary Shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), a warrant to purchase 18,750,000 Ordinary Shares (the “Series B Warrant”), and a warrant to purchase 18,750,000 Ordinary Shares (the “Series C Warrant”, together with the Series A Warrant and the Series B Warrant, the “Warrants”).

On March 1, 2022, the Company and the Purchaser entered amendment agreements (the “Amendment Agreements”) to the Securities Purchase Agreement, Debenture and Warrants to set a floor price of $0.30 per Ordinary Share (the “Floor Price”) for the conversion price of the Debenture and exercise price of the Warrants. The Floor Price shall be proportionately decreased upon a stock split or share subdivision of Ordinary Shares, and shall be proportionately increased in the case of a reverse stock split or share combination of Ordinary Shares. In addition, while the Debenture and Warrants remain outstanding, the Company agreed not issue Ordinary Shares or Ordinary Share Equivalents at a price per share or with a conversion or exercise price per share, as applicable, that is below the Floor Price without the prior written consent of the Purchaser.

The foregoing summary of the Amendment Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of this document. Copies of the Amendment Agreements are attached hereto as Exhibits 4.1, 4.2 and 10.1, which are incorporated herein by reference.

Safe Harbor Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s agile office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s agile office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this report on Form 6-K and in the attachments is as of the date of this report on Form 6-K, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Amendment to 8% Senior Convertible Debenture
4.2	Amendment to Warrants
10.1	Amendment to Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCOMMUNE INTERNATIONAL LTD

By:	/s/ Xin Guan
Xin Guan
CEO

Date: March 2, 2022

[Signature Page to Form 6-K]

3